

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


05007323

April 15, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release 1Q 2005)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

Earnings Release 1Q 2005

Samsung Electronics

April 2005

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the 1Q 2005 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Units : Trillion, KRW)

	1Q '05	Q-on-Q	4Q '04	1Q '04	Y-on-Y
Sales	**13.81**	*- 1%*	**13.90**	**14.41**	*- 4%*
Gross Profit	**4.14**	*- 1%*	**4.18**	**5.70**	*- 27%*
(Margin)	*(30%)*		*(30%)*	*(40%)*	
SG&A	1.99	*- 25%*	2.65	1.69	*18%*
Operating Profit	**2.15**	*40%*	**1.53**	**4.01**	*- 46%*
(Margin)	*(16%)*		*(11%)*	*(28%)*	
Non-operating Income	-0.19		0.34	0.12	
Equity Income from Samsung Card	-0.70		- 0.02	-0.38	
Income tax	0.46	*787%*	0.05	0.99	*- 53%*
Net Profit	**1.50**	*- 18%*	**1.83**	**3.14**	*- 52%*
(Margin)	*(11%)*		*(13%)*	*(22%)*	

Sales


20
15
10
5
Domestic
18%
Export
82%
16%
84%
20%
80%
1Q '05
4Q '04
1Q '04

Profits


5
4
3
2
1
2.15
1.50
1.53
1.83
4.01
3.14
1Q '05
4Q '04
1Q '04
Operating Profit
Net Profit

Divisional Performance - Sales

1Q'05


6%
12%
35%
14%

4Q '04


5%
14%
31%
14%

Semiconductor | LCD | Telecom | Digital Media | Appliances | Others

(Units : Trillion, KRW)

	1Q '05	*Q-on-Q*	4Q '04	1Q '04	*Y-on-Y*
Semiconductor	**4.48**	*- 6%*	**4.78**	**4.12**	*9%*
Memory	3.54	*- 5%*	3.74	3.16	*12%*
System LSI	0.45	*- 9%*	0.49	0.54	*- 17%*
LCD	**1.90**	*- 3%*	**1.95**	**2.37**	*- 20%*
Telecom	**4.84**	*12%*	**4.32**	**4.85**	*- 0.3%*
Handsets	4.56	*15%*	3.97	4.61	*- 1%*
Digital Media	**1.66**	*- 14%*	**1.93**	**2.17**	*- 23%*
Appliances	**0.79**	*4%*	**0.75**	**0.80**	*- 2%*
Total	**13.81**	*- 1%*	**13.90**	**14.41**	*- 4%*

Divisional Performance – Operating Profit



Growth
40%
2.5
2.0
1.5
1
0.5
0
-0.5
0.84
-0.01
-0.04
0.15
1Q '05
4Q '04
Semiconductor
LCD
Telecom
Digital Media
Appliances

(Units : Trillion, KRW)

	1Q '05	Q-on-Q	4Q '04	1Q '04	Y-on-Y
Semiconductor	**1.39**	*- 13%*	**1.60**	**1.78**	*- 22%*
(Margin)	*(31%)*		*(33%)*	*(43%)*	
LCD	**0.02**	*216%*	**0.01**	**0.84**	*- 97%*
(Margin)	*(1.2%)*		*(0.4%)*	*(35%)*	
Telecom	**0.84**	*467%*	**0.15**	**1.26**	*- 33%*
(Margin)	*(17%)*		*(3%)*	*(26%)*	
Digital Media	**-0.04**	*72%*	**-0.13**	**0.14**	
(Margin)	*(-2%)*		*(-7%)*	*(7%)*	
Appliances	**-0.01**	*85%*	**-0.09**	**0.06**	
(Margin)	*(-2%)*		*(-12%)*	*(7%)*	
Total	**2.15**	*40%*	**1.53**	**4.01**	*- 46%*
(Margin)	*(16%)*		*(11%)*	*(28%)*	

Semiconductor

1Q Results Analysis

Sales



(Unit : Trillion, KRW)
6
3
0
4.78
6% ↓
4.48
Memory
5% ↓
4Q '04
1Q '05
Memory
System LSI
Others

NAND Production

	1Q '05	2Q '05	3Q '05	4Q '05
70nm		5%	20%	30%
90nm	85%	80%	70%	60%
4Gb		5%	45%	70%
2Gb	75%	75%	40%	15%

(Source : Samsung Electronics, April 2005)

Memory

- **DRAM : Price decline due to seasonal demand weakness**
  - Blended ASP : High $4 (256M equiv.), 16%↓
    - · Relative to 20%↓ in spot price, smaller price drop due to the differentiated product mix with higher profitability
  - Bit Growth : 16%↑
- **NAND : Strong NAND demand in MP3 players and steady demand growth in high density segment**
  - Blended ASP : Mid $8 (1G equiv.), 9%↓
    - · Price cuts to expand high density products demand
  - Bit Growth : 38%↑ (increase from the previous 12% target)
    - · Inventory reduction : 2 wks ('04 year end) → below 0.5 wk (March)
  - Partial production allocation from DRAM to NAND (Line 12)
- **Further cost leadership through 12" capacity↑ & process migration**
  - DRAM : Line 13 → 30K Wf./mo. (March end), 90nm transition under progress
  - NAND : Line 14 → mass production starting in July, 70nm & MLC from 2Q

System LSI

- Continued difficulties due to seasonal demand weakness and price competition

TFT-LCD

Panel Shipment



9
6
3
0
4% ↑
(Unit : Million)
8.5
8.8
0.8
3.2
4.5
0.8
3.1
4.9
LCD TV
Note PC
Monitor
4Q '04
1Q '05

1Q Results Analysis

Large Panels

- **Panel Shipment :**
  - Monitor (9%↑ QoQ) : Consumer perception of "price bottom" leading to demand growth for monitor panels
    → Portion of 19" panels : 4Q 20% → 1Q 26%
  - Note PC (4%↓ QoQ) : Seasonality & CPU constraint affecting demand
  - LCD TV (0% QoQ) : Lower panel price & aggressive marketing from set-makers driving up the demand in 30" or larger
    → Portion of 30" or larger panels : 4Q 20% → 1Q 26%
- **Price (Quarter-End) :** Price stabilization for monitor panels
  - Monitor (17") : 4Q (14%↓) → 1Q (1%↓)
  - Note PC (14.1") : 4Q (12%↓) → 1Q (12%↓)
  - LCD TV (32") : 4Q (10%↓) → 1Q (11%↓)

Small/Med Panels

- **Panel Shipment :** 4Q '04 13.4 mn → 1Q '05 13.8 mn (3%↑)
  - Stable unit growth despite weak seasonality
  - Increasing unit growth from non-handset applications

Telecommunication

Sales



(Unit : Trillion, KRW)
4.32
4.84
12% ↑
(Q-on-Q)
HHP
15% ↑
Network
16% ↓
0
1
2
3
4
5
4Q '04
1Q '05

Shipment by Region



(Unit : Million Unit)
21.1
24.5
29%
32%
7%
27%
5%
29%
34%
7%
22%
8%
Asia
Europe
S.America
N.America
Korea
0
5
10
15
20
25
4Q '04
1Q '05

1Q Results Analysis

Handsets

- **Handset shipment of 24.5M units, Q-on-Q 16%↑**
  - **Export** : Continued growth in all regions except North America
  - **Domestic** : Increased shipment due to a full deployment of number portability
    - * Increase in market share (4Q 46% → 1Q 48%)
- **Export ASP increased by $12, while domestic ASP decreased**
  - **Export** : 4Q $170 → 1Q $182
    - → Sales increase of High-End GSM phones including D500 in Europe
  - **Domestic** : 4Q KRW 413K → 1Q KRW 356K,
    - → Sales increase of mid-end products targeted at youth market during back-to-school seasons
- **Rebound in profit due to High-End GSM sales increase and lower marketing expense**
  - Sales in Europe : 8.5M units in 1Q from 6.8M in 4Q (Q-on-Q 24%↑)
  - Marketing expense decrease Q-on-Q

Network

- Revenue declined due to sluggishness of CDMA market and carriers' limited spending for new infrastructure build-up

Digital Media & Digital Appliance



Revenue (DM)
(Unit: Trillion, KRW)
2
1
0
1.93
14% ↓
1.66
32%
15%
17%
17%
23% ↓
19% ↓
1% ↑
30% ↓
12% ↑
28%
14%
20%
22%
4Q '04
1Q '05
TV
Monitor
Printer
DVD, STB
PC



Revenue (DA)
(Unit: Trillion, KRW)
1
0.5
0
0.75
4% ↑
0.79
4Q '04
1Q '05

1Q Results Analysis

Digital Media

- **Revenue decline stemming from discontinuation of low-end products and increase in overseas production**
  - Discontinuation of Curved TVs, Low-end VCRs & Camcorders
  - Overseas production portion : '04 85% → '05(E) 90% (Unit Basis)

  ※ Continued increase in DTV portion (4Q 30% → 1Q 39%)

- **Strong sales of IT products (PC, Printer) in domestic market due to back-to-school demand**
  - Q-on-Q growth in volume : PC 25%, Printer 18%

Digital Appliance

- **Increased sales from last quarter (4%↑)**
  - Sharp increase in air-conditioner sales due to seasonality
  - Increase of premium product portion such as SBS refrigerator & Drum washing machine

Financial Position

(Units : Trillion, KRW)



Assets
45
30
20
10
39.2
8.0
3.9
17.2
10.1
'03
43.8
7.4
4.5
19.7
12.2
'04
44.6
5.8
4.4
21.7
12.7
1Q '05
Cash*
A/R & Inventories
PP & E
Other Assets
Liabilities & Equity
45
30
20
10
1.2
8.6
29.4
'03
0.1
9.3
34.4
'04
0.1
9.3
35.2
1Q '05
Debt
Other Liabilities
Shareholders' Equity

Key Ratios

	'03	'04	1Q '05
Debt / Equity	3.9 %	0.3 %	0.3 %
Net Debt / Equity	-23.2 %	-21.3 %	-16.3 %
Return on Equity	21.8 %	33.8 %	17.2 %
Return on Asset	16.2 %	26.0 %	13.6 %
Return to Shareholders**	49%	50%	

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

** (Dividend Payout + Share Buyback) / Net Income

Cash Flow



1Q '05
Operation
2.77
Investment
3.62
Finance
0.74
Cash Inflow
Cash Outflow

(Unit: Trillion, KRW)

	1Q '05	4Q '04
Cash* (Beginning of period)	**7.43**	**8.48**
Cash flow from Operation	**2.77**	**2.82**
Net profit	*1.50*	*1.83*
Depreciation	*1.18*	*1.21*
Income (Loss) from equity method	*0.42*	*-0.23*
Increase (Decrease) in working capital, etc.	*-0.33*	*0.01*
Cash flow from Investment	**-3.62**	**- 1.73**
CAPEX	*-3.19*	*- 1.80*
Cash flow from Finance	**-0.74**	**- 2.14**
Dividend	*-0.77*	-
Decrease of short-term borrowings	-	*- 0.50*
Repurchase of shares	-	*- 1.64*
Net increase in cash	**-1.59**	**- 1.05**
Cash* (End of period)	**5.84**	**7.43**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

Business Outlook

PC Shipment Growth Ratio

'04년	1Q	**2Q**	3Q	4Q	'05년
13.6%	-9%	**-4%**	10%	13%	9.6%

PC MB/System Growth Ratio

'04년	1Q	**2Q**	3Q	4Q	'05년
27%	8%	**10%**	6%	4%	32%

NAND Market Portion By Application



100%
80%
60%
40%
20%
0%
'04
'05
DSC
Handset
MP3P
USB
Others

(Source : Samsung Electronics, April 2005)

Memory

- **'05 DRAM demand & supply to improve in 2H**
  - · Demand increase
    - → PC shipment increase from seasonality and mobile & CE demand increase
  - · Supply constraints
    - → 90㎚ transition issues, capacity allocation to non-DRAM
- **Gradual DRAM demand recovery in 2Q '05**
  - - Continued seasonal demand weakness,
    but MB/System increase (10%↑) from DRAM price decline
- **Steady NAND demand growth in '05**
  - - Yearly NAND demand outlook revised upward: 130% → ≥170%
    - · Demand increase in MP3 Player & Handset
  - - Persistent shortage especially in high density product segment
    - · Expansion of Gigabyte product segment: MP3 Player, Camcorder, etc.

System LSI

- Increased Mobile DDI sales from new Mobile DDI product launches and continued stable Panel DDI demand to improve overall DDI revenue
- Mass production in new 12" Fab to start in July as scheduled

TFT-LCD

'05 LCD Panel Demand Forecast

(Unit : Million)

		Monitor	Note	TV	Total
'04		70	48	9	131
'05	Old	90	57	16	168
	Adj	**99**	**56**	**18**	**177**

LCD TV Panel Shipments By Size (Samsung)



0.8 mn
1 mn
100%
50%
0%
30" or larger
20"~29"
10"~19"
1Q '05
2Q '05

Business Outlook

Market

- **'05 demand forecast revised 6%↑ : 168mn → 177mn**
  - Monitor (Forecast ↑) : Gradual panel price decline resulting in sustained demand growth
  - Note PC (Forecast ↓) : CPU supply constraint in 1Q
  - LCD TV (Forecast ↑) : Price elasticity inducing demand growth

Samsung

- **Panel shipment growth to continue in Q2**
  - Large panels : 8.8mn (1Q) → 9.6mn (2Q) 9%↑ Q-on-Q
    - · Rapid demand growth expected for LCD TV panels (30%↑ Q-on-Q)
    - · Recovery in demand for Note PC panels (6%↑ Q-on-Q)
  - Small/medium panels : 13.8mn (1Q) → 15.6mn (2Q) 13%↑ Q-on-Q
- **Size growth in LCD TV panels accelerating**
  - 30" or larger LCD TV panels : 200K (1Q) → 320K (2Q) (57%↑)
- **Mass production for S-LCD's 7G line on schedule (60K/month by Oct '05)**
  - Initial products : 26" / 32" / 40" LCD TV panels

Telecommunication

Business Outlook

Market

- **Global handset demand : 700M in '05 (Y-on-Y, 6%↑)**
  - Mainly due to high penetration in Europe and North American markets, slow growth is expected driven by replacement demand
- **3G market (W-CDMA) expected to be 50~55M units in '05** (35~40M excluding Japanese domestic market) with limited 3G services offered in the preliminary stage



Market (☐ Replacement Demand ☐Net Demand)
Samsung
20%↑
26%↑
6%↑
43M
435M
56M
523M
86M
660M
100M
700M
'02
'03
'04
'05

* Source : S/A and Internal forecast

Samsung

- **Sales Target of 100M units in '05** (Y-on-Y growth : Market 6%, Samsung 16%)
- **2Q Business outlook**
  - Expect comparable shipment to 1Q, despite low seasonality in 2Q
  - Continued rollout of Mid/High-End products amid intensifying price competition

    [Domestic] : Landscape-phone 2, DMB phones

    [Export] : Upgrade version of previous hit models ; E720, D600 (Europe) / EV-DO, EDGE, Mega-pixel camera (US)
  - Rollout of new 3G(W-CDMA) phones in 2Q : Z300(Audio enhanced), Z500(Compact size)

*** Total of 10~15 3G(W-CDMA) phones will be available during '05**

Expect 3G shipment increase in 2H as 3G contents & data transmission speed improve

Digital Media & Digital Appliance

Digital Media Business Outlook

Market

- **Continued high growth in DTV, Laser Printer**
  - Market growth in '05 : DTV 54%, Color LBP 31%

Samsung

- **Stable growth in high-end products**
  - Increase in sales portion of LCD/PDP/DLP TV
  - Expanding sales of Samsung-branded printers & LBPs

TV Market Outlook (Samsung)


(Unit : Million Pcs)
150
100
50
0
30%
20%
10%
0%
'04
'05
'06
DTV
CRT
DTV Portion

Digital Appliance Business Outlook

- **Expecting revenue growth in '05 with optimistic outlook of domestic consumption**
  - 1H air-conditioner shipment expected to show 50% growth Y-on-Y
- **Improvements in sales and profit in '05 2Q due to seasonality**
  - Recovery of air-conditioner & refrigerator sales

Printer Market Outlook (IDC)

(Unit : Million Pcs)

	'04	'05	'06	CAGR
Mono LBP	16.2	16.5	16.7	**2%**
Mono MFP	5.0	5.4	5.9	**9%**
Color LBP	2.1	2.8	3.3	**25%**

Appendix 1: Capital Expenditures

(Units : Trillion, KRW)	'05 Plan	1Q (Actual)	*(%)*	'04
Semiconductor	**6.01**	**2.74**	*(46%)*	**5.50**
Memory	4.41	2.04	*(46%)*	4.70
System LSI	1.53	0.69	*(45%)*	0.70
LCD	**2.86**	**0.21**	*(7%)*	**1.50**
Telecommunication	**0.41**	**0.04**	*(10%)*	**0.30**
Digital Media & Others	**0.99**	**0.01**	*(1%)*	**0.40**
Total	10.27	3.19	*(31%)*	7.70

Appendix 2: Consolidated Sales*

'02


9%
8%
29%
25%

'03


8%
8%
27%
26%

'04


7%
5%
22%
26%
12%

Semiconductor | LCD | Telecom | Digital Media | Appliance | Others

(Units : Trillion, KRW)

	'02	'03	'04
Semiconductor	15.5	18.6	21.7
LCD**	-	-	9.1
Telecom	13.2	15.3	20.7
Digital Media	15.0	15.9	17.7
Appliances	4.5	4.9	5.4
Others	4.2	5.0	4.3
Total	52.4	59.7	78.9

* Consolidated basis excluding Financial Affiliates
Full version of '04 Consolidated F/S will be available on SEC's web site in early May.

** LCD division spun off from Semiconductor division in 1Q '04

Appendix 3: Consolidated Operating Profit*


15
12
9
6
3
-0.1
3.1
0.9
2.8
0.6
1.9
3.2
0.6
'02
'03
'04
Semiconductor
LCD
Telecom
Digital Media
Appliance
Others

(Units : Trillion, KRW)	'02	'03	'04
Semiconductor	**3.8**	**4.6**	**7.7**
(Margin)	*(25%)*	*(25%)*	*(35%)*
LCD**	**-**	**-**	**1.9**
(Margin)	*(-)*	*(-)*	*(21%)*
Telecom	**3.1**	**2.8**	**3.2**
(Margin)	*(23%)*	*(18%)*	*(15%)*
Digital Media	**0.9**	**0.6**	**0.6**
(Margin)	*(6%)*	*(4%)*	*(3%)*
Appliances	**0.3**	**-0.05**	**0.04**
(Margin)	*(7%)*	*(-1%)*	*(1%)*
Others	**-0.09**	**-0.01**	**0.1**
(Margin)	*(-2%)*	*(0%)*	*(2%)*
Total	**8.01**	**7.9**	**13.5**
(Margin)	*(15%)*	*(13%)*	*(17%)*

* **Consolidated basis excluding Financial Affiliates**

** **LCD division spun off from Semiconductor division in 1Q '04**